THE MERGER FUND VL

April 19, 2010

Dear Fellow Shareholder:

The Merger Fund VL had another productive quarter.  In the three months ended March 31, the Fund’s NAV rose from $10.69 to $10.91, a gain of 2.1%.  Our performance in the January-March period was remarkably consistent, even by the Fund’s standards.  Although the S&P 500 exhibited a fair amount of volatility, including a mid-quarter plunge of 7%, there was no day when our NAV was down more than two cents a share, equal to a decline of less than 0.2%.

The Fund’s stable performance owed much to the fact that we experienced no broken deals during the quarter, but our risk-management strategies also played an important role.  We routinely attempt to hedge against deal-specific risk, and we also employ “macro” hedges designed to help insulate the portfolio from adverse market conditions that could have a negative effect on arbitrage spreads in general.  Overall, 17 of the Fund’s investments showed meaningful gains in the March quarter, while just four posted a material loss.

The Fertilizer Wars

As we’ve noted many times over the years, hostile takeovers are extremely difficult to pull off, even under the best of circumstances.  But imagine how much harder it would be if in the middle of the takeover battle the would-be acquirer suddenly found itself on the receiving end of a hostile offer from a third party.  Could a company in this position possibly be successful in both maintaining its independence and capturing its intended target?  Read on.

The opening salvo in the fertilizer wars came in January of 2009, when CF Industries, a leading manufacturer and distributor of fertilizer products in North America, made an unsolicited takeover offer for Terra Industries, another U.S.-based fertilizer producer.  After Terra rejected the offer as grossly inadequate and refused to enter into merger talks, CF ratcheted up the pressure by nominating a slate of three candidates for election to Terra’s board of directors.  CF knew that even a successful proxy contest wouldn’t give it control of Terra’s eight-member board, but it also knew that most companies would prefer not to have a competitor’s nominees sitting in on sensitive boardroom meetings.  By taking this step, CF clearly hoped to force Terra to the negotiating table.

Things got more interesting a few weeks later when Agrium, a third major player in the fertilizer industry, launched a hostile takeover attempt of its own.  The target was CF Industries.  Agrium argued that a merger with CF represented a more compelling business proposition than a CF-Terra combination.  But CF responded that its rival’s offer substantially undervalued the company and, in addition, lacked strategic merit.  CF also announced that it would continue its pursuit of Terra.

Over the next nine months, both would-be acquirers repeatedly raised their offers, and each time the new offers were rejected.  Finally, in November of last year, Agrium made its “best and final” offer for CF Industries, a proposal that valued the company at $93 a share, or 29% above the $72 that Agrium had initially bid.  Once again, CF said no.

Meanwhile, on the other takeover front, CF appeared to make some progress in its effort to acquire Terra when the suitor’s three nominees were elected to the target’s board, indicating shareholder support for a combination of the two companies.  However, Terra promptly reappointed the directors who had been defeated in the proxy contest and still refused to enter into merger talks with CF.  In December, CF raised its offer to $46 a share, 124% above the company’s starting bid.  When Terra’s board unanimously rejected this proposal as well, CF announced that it was withdrawing its offer and that it had sold the last of the 7% stake in Terra that it had acquired for tactical reasons earlier in the takeover battle.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

If Terra’s shareholders were disappointed at this turn of events, they would soon learn what Terra’s board probably had known for months: Terra had another suitor.  In February of this year, a month after CF had withdrawn its offer, Terra announced that it had agreed to be acquired by Norway-based Yara International, one of the world’s largest fertilizer companies, for $4.1 billion in cash.  The deal price worked out to $48.60 a share after adjusting for a $7.50 special dividend that Terra had paid in December.

The final missile launch in this extraordinary four-way battle had yet to occur, however.  Given that it had agreed to an all-cash takeover offer from Yara, Terra could no longer legally rely on the “just say no” defense should the company be presented with any more unsolicited offers.  It was now in “sale mode” and had to maximize shareholder value regardless of what management thought of the competing bidders.  Seizing this opportunity, CF Industries re-entered the fray.  In early March, CF offered Terra the equivalent of $54.80 a share in cash and stock.  After evaluating the merits of upping its bid, Yara threw in the towel, and Terra signed a definitive merger agreement with CF.  That same day, Agrium, which had been waiting to see how things played out with its rivals, formally ended its pursuit of CF.  The battle was over.  Having stayed the course for 14 months, CF had finally captured its prize.

From an arbitrage standpoint, the fertilizer wars of 2009-2010 presented us with a complicated, ever-changing investment landscape.  Most of the various offers put on the table included at least some stock, and selling short the would-be acquirers’ shares to lock in the arbitrage spread was risky.  That’s because it was never clear which of these companies, if any, would actually end up in a deal.  The Merger Fund VL made its best money toward the end of the battle when we established a significant position in Terra after it had agreed to be acquired by Yara.  Because it was an all-cash transaction, we didn’t need to be short anything, and we believed that there was a decent chance that CF would come back with another offer.  When it did, Terra became one of the Fund’s most profitable holdings in the March quarter.

New Investments

The strong rebound in M&A activity seen in the last three months of 2009 failed to gain traction in this year’s first quarter.  According to Dealogic, global deal volume rose 14% compared with the same period a year ago but declined 3% from fourth-quarter levels.  And in the U.S., deal volume not only fell sequentially but also dropped 12% on a year-over-year basis.

Despite the recent subdued pace of deal-making, however, the Fund’s portfolio managers have been able to identify an adequate number of attractive new arbitrage investments.  These include Smith International, Inc., a manufacturer of drill bits and other oilfield equipment, which has agreed to be acquired by Schlumberger Limited, the world’s leading supplier of oilfield services, in an $11 billion transaction that will give the combined entity the ability to offer one-stop shopping to the global oil and gas industry; Brink’s Home Security Holdings Inc., to be purchased by Tyco International Ltd., whose ADT subsidiary is already the leading provider of residential security systems; Allegheny Energy, Inc., an electric utility serving customers in Pennsylvania, Maryland, Virginia and West Virginia, to merge with FirstEnergy Corp., which provides electric service to 4.5 million customers in Ohio, Pennsylvania and new Jersey; and Coca-Cola Enterprises Inc., whose North American bottling operations will be purchased for $12 billion by The Coca-Cola Company in an effort to create a more efficient distribution system for its products, a move that follows last year’s decision by PepsiCo Inc. to take full control of its own bottlers.

Other investments in deals that have reached the definitive-agreement stage include Millipore Corp., a supplier of products used to develop and manufacture biopharmaceuticals, to be acquired for $7.2 billion by German drug and chemical maker Merck KGaA; Telmex Internacional SAB de CV, a provider of telephone, Internet and cable-TV services throughout South America, to become a wholly owned unit of América Móvil SAB, Latin America’s largest wireless carrier, which, like Telmex, is controlled by Mexican billionaire Carlos Slim; RiskMetrics Group Inc., a provider of proxy advisory and risk-management services to institutional investors, in the process of being acquired by MSCI Inc., which develops investment indexes and portfolio analytics; Zenith National Insurance Corp., a provider of workers’ compensation coverage, to be purchased by Canada’s Fairfax Financial Holdings Ltd.; Facet Biotech Corp., a maker of experimental medicines that target multiple sclerosis, cancer and autoimmune disease, which is being acquired by healthcare giant Abbott Laboratories; and Arrow Energy Ltd., an Australia-based oil and gas exploration company, whose domestic coal-seam gas operations are being purchased by a joint venture of Royal Dutch Shell and PetroChina Ltd.

In the pre-deal category, the Fund has established positions in OSI Pharmaceuticals, Inc., a biotechnology company, the target of an unsolicited takeover attempt by Japan’s Astellas Pharma Inc.; General Growth Properties, Inc., one of the largest operators of regional shopping malls in the U.S., which will emerge from Chapter 11 later this year after the company’s creditors choose between competing recapitalization proposals, one from a consortium led by Canada’s Brookfield Asset Management Inc. and the other from U.S.-based Simon Property Group; Airgas, Inc., a distributor of industrial, medical and specialty gases, the target of an unsolicited $5 billion takeover proposal from rival Air Products and Chemicals, Inc.; Lihir Gold Ltd., an Australia-based gold miner whose major operations are in Papua New Guinea, the recipient of an $8.6 billion takeover proposal from the largest Australian gold mining company, Newcrest Mining Ltd.; and Casey’s General Stores, Inc., an operator of convenience stores in the Midwest, which has rejected a takeover offer from Canadian convenience-store giant Alimentation Couche-Tard Inc.  The Merger Fund VL currently holds positions in 58 arbitrage situations and is about 86% invested.

All Teed Up

We believe that the recent slowdown in M&A activity does not represent a secular trend but rather the normal cyclical ebb and flow that we’ve witnessed many times over the years.  In fact, all indicators point toward a meaningful upturn in deal-making in the months and years ahead.  After being in short supply during the financial crisis, confidence has returned to corporate boardrooms.  Balance sheets are bulging with cash and the credit markets have thawed.  Stability in the financial markets also should make it easier for buyers and sellers to agree on how to price transactions.  And with top-line growth difficult to achieve and cost-cutting already taken to the limit, many industries appear ripe for consolidation.  Against this background, corporations the world over seem increasingly likely to view strategic business combinations as important tools to enhance shareholder value.

As we await a recovery in mergers, takeovers and other corporate reorganizations, our portfolio-management team won’t let the Fund’s cash position push us into questionable investments.  We’ve spent 30 years refining our approach to merger arbitrage and strengthening our risk-management strategies, and we’re not about to try to fix something that isn’t broken.

Sincerely,

Frederick W. Green
President

Note:  Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your life insurance company or The Merger Fund VL c/o U.S. Bancorp Fund Services, LLC at (800) 343-8959. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund VL’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.